

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 28, 2009

<u>Via U.S. Mail</u>

Mr. Donald W. Pearson
Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

> **Re:** **AMCOL International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009, as amended September 29, 2009**
> **Definitive Proxy Statement**
> **Filed March 25, 2009**
> **File No. 1-14447**

Dear Mr. Pearson:

We have reviewed your filing have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>General</u>

1.   Please revise your cover page to indicate that your common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. In this regard, we note that Form 8-A12B filed August 26, 1998.

2.   Please correct your commission file number on the cover of your periodic and current filings to read 1-14447, which was assigned in conjunction with your filing of the Form 8-A registration statement on August 26, 1998.

Management's Discussion and Analysis, page 21

3.   Please ensure that you describe to the extent necessary the reasons for any material year to year changes in your financial statement line items. For example, it appears that the amount of long-term debt, specifically borrowings under your revolving credit facility, more than doubled during fiscal 2008. While we note your brief disclosure at page 27 under the caption "Net interest expense," please revise your MD&A to provide a more fulsome description of the reasons for this material increase in long-term debt.

Quantitative and Qualitative Disclosures About Market Risk, page 36

Exchange Rate Sensitivity, page 36

4.   Please identify for us which disclosure alternative in Item 305(a) of Regulation S-K you have chosen for this risk exposure category, and explain how your current disclosure complies with that requirement. In this regard, we note that you have not provided tabular disclosure, sensitivity analysis disclosure, or value at risk disclosure.

Definitive Proxy

5.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Election of Directors, page 4

6.   Please provide the complete 5-year biographical disclosure required by Item 401(e) for each officer and director. In this regard we note that the disclosure for Audrey L. Weaver is deficient. Please revise.

Executive Compensation, page 9

Compensation Philosophy, page 10

7.   Please revise to disclose all qualitative and quantitative performance targets or
        goals established for each plan under which your NEOs received compensation
        during fiscal 2008. For example, disclose the targets you set under the Annual
        Cash Incentive Plan for earnings per share and return on capital employed. In
        addition, we note that the compensation of Messrs. Castagna and McKendrick is
        also based on business unit operating profit. Disclose these targets as well. See
        Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To
        the extent you believe that disclosure of the targets would result in competitive
        harm such that they could be excluded properly under Instruction 4 to Item 402(b)
        of Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting your conclusion. Please also note that to the extent disclosure of the
        quantitative or qualitative performance-related factors would cause competitive
        harm, you are required to discuss how difficult it will be for you to achieve the
        target levels or other factors. Please see Instruction 4 to Item 402(b) of
        Regulation S-K.

Annual Performance-Based Cash Bonus, page 12

8.   We note your statements regarding the fact that no officer received a
        performance-based bonus in 2008 under the Annual Incentive Plan. Please clarify
        why no bonuses were paid. For example, if the performance metrics were not
        met, disclose this fact.

Equity Based Compensation – Long-Term Incentive, page 13

9.   Please provide more detailed disclosure of how your compensation committee
        determined the number of stock options granted to each named executive officer
        in 2008, including a discussion of the factors you list in this section, such as
        AMCOL's performance, relative shareholder return, etc. . . .

(7) Income Taxes, page 66

10.   We note you have disclosed a reconciling item within your rate reconciliation for
        "percentage depletion", which has the effect of reducing your effective income
        tax rate. Please clarify whether this caption relates to the tax holiday disclosure
        that you have provided under the tabular rate reconciliation disclosure. If so,
        please add disclosure in future filings to clarify this fact. If not, please describe
        the nature of this decrease to your effective tax rate and clarify the jurisdiction
        and assets or activity that generates the decrease.

<u>(10) Leases, page 70</u>

11.   We note your disclosures regarding the sale-leaseback transaction entered on
March 10, 2008 related to the new corporate facility. We understand the
transaction did not occur until construction of the facility was completed during
the fourth quarter of fiscal year 2008, with the lease payments to begin January
2009. To assist us in understanding your accounting for this transaction, please
provide us with a detailed account of the material terms of the sale-leaseback
arrangement and whether a gain or loss has been recognized. In addition, tell us
how you accounted for the arrangement on March 10, 2008, from that time during
construction of the facility through fiscal year 2008 and upon completion of
construction in late fiscal year 2008. In your response, please tell us if you held
substantially all of the construction period risks during construction of the
facility.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2008</u>

<u>Report of Independent Auditor, page 5</u>

12.   The audit opinion of Ashapura Minechem Limited makes reference to audit
reports issued by other auditors related to certain subsidiaries and joint venture
companies of Ashapura. In accordance with Auditing Standards, Section 543 and
the requirements of Regulation S-X, Rule 2-05, the reports of the other auditors
are required to be filed and presented in the Form 10-K/A. Please amend your
filing to present such reports of these other auditors.

<u>Exhibits 31.1, 31.2 and 32</u>

13.   In your amended filing, please ensure your certifications correctly refer to the
Form 10-K/A.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief